SECURITIES AND EXCHANGE COMMISION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March 19, 2008

LUMENIS LTD.
(Translation of registrant’s name into English)

Yokneam Industrial Park, P.O.Box 204, Yokneam 20692, Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The Registrant confirms that the proposal to approve and authorize the terms of the proposed settlement of the securities class action litigation against the Registrant and securities litigation related expenses, as set forth in the Registrant’s Notice of Special General Meeting and Proxy Statement, dated February 11, 2008, furnished to the SEC as Exhibit 99.1 to the Registrant’s Report on Form 6-K dated February 11, 2008, was approved at said Special General Meeting of Shareholders of the Registrant held on March 18, 2008, and that the special voting requirements in respect thereof, pursuant to the Israeli Companies Law, 5759-1999, had been met.

It should be note that the proposed settlement of the said securities class action litigation is subject to approval by the court and that such court approval cannot be assured.

The information set forth in this Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-148460.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMENIS LTD. (Registrant) By: /s/ William Weisel —————————————— William Weisel Vice President, General Counsel & Corporate Secretary

Dated: March 19, 2008

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